UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 13, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Avedro, Inc.

File No. 333-229306 - CF#37041

Avedro, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on January 18, 2019, as amended.

Based on representations by Avedro, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.16	through November 20, 2028
Exhibit 10.17	through November 29, 2028
Exhibit 10.18	through November 20, 2028
Exhibit 10.19	through November 20, 2028
Exhibit 10.20	through November 20, 2021
Exhibit 10.21	through March 26, 2019
Exhibit 10.22	through December 19, 2020
Exhibit 10.23	through November 29, 2028

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary